aUB

17004828

SECURITIES
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CSP Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 1600
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiffany Lauterbach 972-980-5808
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

JCA

OATH OR AFFIRMATION

I, Tiffany Lauterbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CSP Securities, LP, as of December 31, 2016 are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

[signature]
Signature

Chief Compliance Officer
Title

[signature]
Notary Public

KANDICE REID
Notary Public, State of Texas
My Commission Expires
September 15, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Computation of Net Capital.
- (g) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (h) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (i) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (j) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (k) An Oath or Affirmation.
- ☒ (l) A copy of the SIPC Supplemental Report.
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (n) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016

CSP SECURITIES, LP

CONTENTS

CSP SECURITIES, LP
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$ 192,180
Accounts receivable	10,150,620
Prepaid expense, related party	55,000
Other assets	6,010
Total assets	$ 10,403,810

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Commissions payable, related party	$ 1,602,856
State margin tax payable	32,559
	1,635,415
Partners' capital	8,768,395
Total liabilities and partners' capital	$ 10,403,810

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Income
For the Year Ended December 31, 2016

Revenues:	
Success fees	$ 4,991,750
Consulting fees	166,667
Interest	163,187
	5,321,604
Expenses:	
Overhead allocation fee	660,000
Other	140,923
Commissions	670,147
	1,471,070
Net income before income taxes	3,850,534
Provision for state income taxes	23,760
Net Income	**$ 3,826,774**

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2016

	General Partner	Limited Partner	Total
Balances at December 31, 2015	$ 483,455	$ 8,608,166	$ 9,091,621
Capital distributions	–	(4,150,000)	(4,150,000)
Net income	38,268	3,788,506	3,826,774
Balances at December 31, 2016	$ 521,723	$ 8,246,672	$ 8,768,395

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 3,826,774
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in accounts receivable	357,485
Increase in other assets	(122)
Decrease in commissions payable, related party	(556,156)
Decrease in state margin tax payable	(21,441)
Net cash provided (used) by operating activities	3,606,540
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital distributions	(4,150,000)
Net cash provided (used) by financing activities	(4,150,000)
Net increase in cash	(543,460)
Cash at beginning of year	735,640
Cash at end of year	$ 192,180
Supplemental schedule of cash flow information:	
State taxes paid	$ 45,200

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

CSP Securities, LP (the "Partnership"), a Delaware limited partnership, is a broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership began operation on January 26, 2006.

The Partnership raises capital from sophisticated institutional and commercial investors for high quality investment firms specializing in private equity and other alternative asset investment strategies.

The General Partner, Capstone Partners GP, LLC, manages the affairs of the Partnership.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Partnership utilizes the direct write-off method to record bad debts. Management believes that there were no material uncollectible accounts included in accounts receivable at year end.

Income Taxes

No provision for federal income taxes is required since the partners of the Partnership report their proportionate share of partnership taxable income or loss on their respective federal income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Partnership's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to four years.

The Partnership accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Note 1 - Summary of Significant Accounting Policies, continued

Allocation of Income and Loss

Income or loss of the Partnership is generally allocated 99% to the Limited Partner, Capstone Partners, LP and 1% to the General Partner.

Revenue Recognition

Success fees, interest and consulting fees are reflected in the period in which earned. Expense reimbursements are reflected in the period in which the corresponding expense is reflected.

Note 2 - Related Party

During 2016, the Partnership incurred an overhead allocation fee of $660,000 paid to the Limited Partner under an agreement that calls for a minimum overhead allocation fee of $55,000 per month.

The Limited Partner and the General Partner are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Partnership had net capital of approximately $159,620 and net capital requirements of $51,734. The ratio of aggregate indebtedness to net capital was 4.83 to 1. The SEC permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the General Partner. Periodic distributions approved by the General Partner may be made to enable the partners to pay federal income taxes on Partnership profits, among other purposes.

Note 4 - Concentration Risk

During 2016, 86.47% of the Partnership's revenue was earned from one source and 42.76% of accounts receivable at December 31, 2016 was due from this source.

The Partnership maintains cash balances that may at various times exceed federally insured amounts.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2016

Schedule I

CSP SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$8,768,395
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		8,768,395
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable less direct related payables	$(8,547,765)	
Prepaid expenses	(55,000)	
Other assets	(6,010)	(8,608,775)
Net capital before haircuts on securities positions		159,620
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 159,620

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
State margin tax payable	$ 32,559
Commissions payable less than one year	739,539
Commissions not subject to offset	0
Total aggregate indebtedness	$ 772,153

Schedule I (continued)

CSP SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 51,734
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 51,734
Net capital in excess of required minimum	$ 107,886
Ratio: Aggregate indebtedness to net capital	4.83 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm
On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2016

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
CSP Securities, LP

We have audited the accompanying statement of financial condition of CSP Securities, LP (the "Partnership") as of December 31, 2016, and the related statements of operations, changes in partnerships' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSP Securities, LP as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CSP Securities, LP's financial statements. The information in Schedule I is the responsibility of CSP Securities, LP's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
CSP Securities, LP

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) CSP Securities, LP identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provisions") under which CSP Securities, LP claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) CSP Securities, LP stated that CSP Securities, LP met the identified exemption provisions throughout the most recent fiscal year without exception. CSP Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CSP Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 21, 2017

CSP Securities, LP

February 22, 2015

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SEC
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Section
FEB 27 2017
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Securities and Exchange Commission
Registration Branch, Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549-0213

RE: CSP Securities, LP; ID # 136941
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

Enclosed please find (2) counter-original Audited Reports for the fiscal year end December 31, 2016 with supporting Facing Pages.

Should you have any questions regarding the enclosed report, please feel free to contact me at (972) 980-5808.

Sincerely,

Tiffany Lauterbach
FinOP

TDL
Enclosure (as stated)

ONE GALLERIA TOWER 13355 NOEL ROAD SUITE 1050 DALLAS, TEXAS 75240
main 972.980.5800 *fax* 972.980.5801

CSP Securities, LP's Exemption Report

CSP Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of CSP Securities, LP."

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

CSP Securities, LP

I, Tiffany Lauterbach, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Tiffany Lauterbach

Title: Chief Compliance Officer
February 7, 2017